Filed by Discovery Partners International, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Infinity Pharmaceuticals Inc.

Discovery Partners International, Inc.
Exchange Act File No. 0-31141

On April 12, 2006, Discovery Partners International, Inc. (“DPI”) and Infinity Pharmaceuticals, Inc. (“Infinity”) issued a joint press release announcing that they had entered into an Agreement and Plan of Merger and Reorganization, dated as of April 11, 2006, by and among DPI, Darwin Corp. and Infinity. The merger agreement will be filed by DPI with the SEC on Form 8-K today, April 12, 2006. The text of the joint press release is as follows:

FOR IMMEDIATE RELEASE

DISCOVERY PARTNERS INTERNATIONAL AND INFINITY PHARMACEUTICALS ANNOUNCE MERGER AGREEMENT

Infinity Will Be Surviving Public Entity; Focus is Cancer Drug Discovery
and Development

Webcast Conference Call Scheduled for 11:00 a.m. EDT (8:00 a.m. PDT) Today, April 12, 2006

SAN DIEGO, Calif. and CAMBRIDGE, Mass. – April 12, 2006 — Discovery Partners International, Inc., or DPI (NASDAQ: DPII), and Infinity Pharmaceuticals, Inc., a private company, today announced that they have entered into a definitive merger agreement to create a new public entity focused on cancer drug discovery and development. Infinity Pharmaceuticals, Inc. operating from its current headquarters in Cambridge, Massachusetts will be the resulting NASDAQ-traded biopharmaceutical company with a lead product candidate in multiple Phase I clinical trials, a second product candidate scheduled to enter the clinic in late 2006, a pipeline of proprietary small molecule preclinical candidates, and partnerships with Novartis, Johnson & Johnson and Amgen. It is anticipated that, on a pro forma basis, cash and cash equivalents for the combined company as of March 31, 2006 would be in excess of $100 million. This will provide Infinity with sufficient funding to generate efficacy data on its lead program as well as continue to advance the remainder of Infinity’s current pipeline.

Under the terms of the agreement, DPI would issue, and Infinity stockholders would receive, in a tax-free transaction, shares of DPI common stock such that Infinity stockholders would own approximately 69% of the combined company on a pro forma basis and DPI stockholders would own approximately 31%, assuming DPI’s net cash at closing is between $70 to $75 million. These percentages are subject to downward and upward adjustment under the terms of the merger agreement based on DPI’s net cash at closing. The merger agreement has been approved by both companies’ boards of directors and will need to be approved by both companies’ stockholders. Upon closing of the transaction, the new company’s common stock is expected to trade on the NASDAQ National Market under the name Infinity

Pharmaceuticals, Inc. for which the company has reserved the symbol, “INFI”. DPI’s current ticker symbol, “DPII”, will become inactive after closing.

“With the financial resources provided by this transaction, Infinity will be well positioned to create substantial value for patients and stockholders,” said Steven H. Holtzman, Chairman and Chief Executive Officer, Infinity. “The merger is a creative, time efficient, and cost effective means for Infinity to accelerate the discovery, development and delivery to patients of important new medicines.”

“We believe that the combination of Discovery Partners and Infinity Pharmaceuticals will provide stockholders an opportunity to participate in a public company with a profile that matches the market’s interest in near-term product opportunities with significant potential,” said Michael C. Venuti, Ph.D., Acting Chief Executive Officer, DPI. “After an extensive review of potential merger candidates and their product pipelines, Discovery Partners identified Infinity Pharmaceuticals as an organization with the potential to create significant value for our stockholders.”

Upon closing, the combined company will have a robust pipeline of product candidates and an experienced leadership team. Products in development will include:

•                              IPI-504 — Infinity’s lead novel, proprietary anti-cancer product candidate, which selectively inhibits Heat Shock Protein 90 (Hsp90) in cancerous cells. IPI-504 is currently being evaluated in two ongoing Phase l clinical trials in patients with relapsed, refractory multiple myeloma and relapsed, refractory gastrointestinal stromal tumors (GIST). Infinity plans to begin a Phase ll study at the end of 2006, pending results from the multiple myeloma and GIST trials. Infinity owns all rights to IPI-504.

•                              IPI-609 — Infinity’s second novel, proprietary anti-cancer agent, in late-stage preclinical research. IPI-609 selectively inhibits the Hedgehog pathway, which has been implicated in many of the most deadly cancers. Infinity is planning to file an IND for IPI-609 in late 2006 for the first of several planned clinical studies in pancreatic cancer, small cell lung cancer and metastatic prostate cancer. Infinity owns all rights to IPI-609.

•                              Inhibitors directed to the Bcl-2 family of proteins, key regulators of programmed cell death, or apoptosis, which are currently in preclinical development for use alone or in combination to sensitize a broad range of solid tumors to currently available chemotherapeutics. On March 6, 2006, Infinity entered into an alliance with Novartis to collaboratively discover, develop, and commercialize drugs targeting Bcl-2 protein family members for the treatment of a broad range of cancer indications.

DPI is actively seeking to transfer ownership of its drug discovery services units in San Diego, California; Basel, Switzerland; and Heidelberg, Germany to an organization or organizations that will assume DPI’s existing fee-for-service commitments. These units focus on synthetic chemistry, assay development, high-throughput screening, and natural products, as well as other drug discovery assets, including ongoing service partnerships. DPI’s board of directors has made it a priority to transfer key personnel and key service agreements to one or more qualified organizations that are currently performing such services at a level equal to those of DPI. The DPI Compound Management Facility in South San Francisco, currently under contract to the National Institute of Mental Health, National Institutes of Health (NIH) as part of the new NIH Chemo-Genomic Roadmap initiative, will continue to be fully staffed and operate as such.

Management

The Infinity management team, including Steven Holtzman (Chairman and CEO), Julian Adams (President and CSO), and Adelene Q. Perkins (EVP and CBO) will assume management of the newly public entity once the merger has been consummated. For the remainder of 2006, certain members of the current DPI management group are expected to continue under the employment of the combined company, primarily to implement various transition assignments.

Board of Directors

In connection with the merger, DPI will seek stockholder approval to increase the maximum size of the combined company’s Board of Directors from 10 to 12 members. Assuming the stockholders approve this increase, the combined company’s board, post-transaction, is expected to include three members of the current DPI board of directors and nine members of the Infinity board of directors. The DPI directors who are expected to continue on the board include Harry F. Hixson, Jr., Ph.D., Michael C. Venuti, Ph.D., and Herm Rosenman. The Infinity directors who are expected to serve on the board of the combined company include: Steven Holtzman (Chair), Ronald Daniel, Anthony Evnin, Eric Lander, Patrick Lee, Arnold Levine, Frank Moss, Vicki Sato, and James Tananbaum. In the event that this increase is not approved, Rick Klausner, Eric Lander, Frank Moss and Phil Needleman will step down. Nevertheless, we expect these directors to remain active in the combined company with Rick Klausner, Eric Lander and Phil Needleman serving on its Scientific Advisory Board.

Additional Information About the Transaction

Over the past year, DPI engaged several advisors – Molecular Securities Inc., L.E.K. Consulting, LLC, and Easton Associates, LLC – to assist its board in evaluating a range of options to best deploy its resources and to accelerate its entry into more substantial value-creating activities.

Molecular Securities served as financial advisor and Cooley Godward as legal advisor to DPI in connection with the merger transaction. WilmerHale served as legal advisor to Infinity in connection with the merger transaction.

DPI expects to file a Form S-4 and related joint proxy statement/prospectus with the U.S. Securities and Exchange Commission and any other necessary government filings in the coming weeks. Depending on the review process of the agencies, the companies would expect their respective stockholder votes and the closing of the merger to occur in the third quarter of 2006.

Webcast Conference Call Details

Dr. Venuti and Mr. Holtzman will host a conference call discussing the proposed transaction and providing a business overview of the combined company on Wednesday, April 12, 2006 at 11:00 a.m. EDT (8:00 a.m. PDT). A live webcast of the conference call can be accessed on DPI’s and Infinity’s websites at www.discoverypartners.com and www.ipi.com respectively. An archived version of the webcast will be available on both company’s websites for 30 days.

About Infinity Pharmaceuticals, Inc.

Infinity is an innovative cancer drug discovery and development company that leverages its strength in small molecule technologies to bring important new medicines to patients. For more information on Infinity Pharmaceuticals, including a copy of this release in the Media Room, please visit the company’s web site at http://www.ipi.com.

About Discovery Partners International, Inc.

Discovery Partners International, Inc. (DPI) is a small molecule and natural product based drug discovery company, offering collaborations and services complementing the internal capabilities of pharmaceutical and biopharmaceutical companies. DPI has the platform, the process, and the people, to carry out drug discovery from target to optimized leads. DPI has actively contributed to dozens of drug discovery collaborations. Discovery Partners International is headquartered in San Diego, California and has operations in the United States and Europe. For more information on Discovery Partners International, Inc., including a copy of this release, please visit the company’s website at http://www.discoverypartners.com.

Forward Looking Statements

This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, DPI’s and the combined company’s net cash at closing, the trading of the combined company’s shares on the NASDAQ National Market, the potential value created by the proposed merger for DPI’s and Infinity’s stockholders, DPI’s deployment of its resources and ability to engage in strategic transactions or divest its various business units, the efficacy, safety, and intended utilization of Infinity’s product candidates, the conduct and results of discovery efforts and clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding current and future collaborative activities. Factors that may cause actual results to differ materially include the risk that DPI and Infinity may not be able to complete the proposed transaction, the risk that Infinity’s product candidates and compounds that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in clinical trials, the risks associated with reliance on collaborative partners for further clinical trials and other development activities, risks involved with development and commercialization of product candidates, the risk that DPI may be unable to divest itself of or otherwise transfer ownership of some or all of its business units on satisfactory terms or at all, the risk that DPI’s net cash at closing will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s annual report on Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission and DPI’s other SEC reports. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of DPI’s and Infinity’s stockholders.

Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. DPI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger described herein, DPI will file a registration statement on Form S-4 that contains a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS OF DPI AND INFINITY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT DPI, INFINITY AND THE PROPOSED TRANSACTION. Security holders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the Solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.

Discovery Partners International	Infinity Pharmaceuticals, Inc.
Michael Venuti, Acting CEO	Adelene Q. Perkins, EVP, CBO
858-455-8600	617-453-1104
Shari Annes, Annes Associates	Paul Kidwell, Suda Communications
650-888-0902	617-296-3854

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